FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4 November, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris 2020 Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 November, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2020 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free cash flow and Net cash / debt. See exhibit I for more details on these alternative performance measures.

Luxembourg, November 4, 2020 - Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2020 with comparison to its results for the quarter and nine months ended September 30, 2019.

Summary of 2020 Third Quarter Results

(Comparison with second quarter of 2020 and third quarter of 2019)

	3Q 2020	2Q 2020		3Q 2019
Net sales ($ million)	1,013	1,241	(18%)	1,764	(43%)
Operating (loss) income ($ million)	(70)	(91)	22%	187	(138%)
Net (loss) income ($ million)	(36)	(50)	29%	101	(136%)
Shareholders’ net (loss) income ($ million)	(33)	(48)	31%	107	(131%)
(Losses) earnings per ADS ($)	(0.06)	(0.08)	31%	0.18	(131%)
(Losses) earnings per share ($)	(0.03)	(0.04)	31%	0.09	(131%)
EBITDA* ($ million)	107	59	83%	322	(67%)
EBITDA margin (% of net sales)	10.6%	4.7%		18.2%

*EBITDA is defined as operating (loss) income plus depreciation, amortization and impairment charges / (reversals). EBITDA includes severance charges of $28 million in Q3 2020 and $54 million in Q2 2020. If these charges were not included EBITDA would have been $135 million (13.4%) in Q3 2020 and $113 million (9,1%) in Q2 2020.

Our third quarter sales fell 18% sequentially and 43% year on year, as drilling activity in the USA and the rest of the world declined further during the quarter. Our sales were also affected by a 9% decline in our Tubes average selling prices as we did not repeat the exceptional mix of products sold in the second quarter. Despite this further reduction in sales, EBITDA, excluding severance charges, rose 20% sequentially, reflecting an excellent industrial performance and the progress we are making with our structural cost reduction plans.

Free cash flow remained strong at $376 million, including a further reduction of $334 million in our working capital, which has now been reduced by $1.1 billion in the year to date. Our financial position at September 30, 2020 amounted to a net cash position of $1.1 billion ($1.8 billion of liquid assets less $0.7 billion of debt).

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.07 per share ($0.14 per ADS), or approximately $83 million. The payment date will be November 25, 2020 , with an ex-dividend date on November 23, 2020 and record date on November 24, 2020.

Market Background and Outlook

The number of COVID-19 affected persons around the world continues to rise as a second wave of cases has taken hold in Europe and a third wave in the United States, while in Latin America the number of cases remains high. This is slowing down the recovery in the economy and pushing back the rebalancing of oil inventories and a full return in consumption to pre-pandemic levels. In this environment, investments in exploration and production of oil and gas will recover only slowly.

Drilling activity in the third quarter fell to levels not seen in many years, both in North America and the rest of the world. It is, however, starting to pick up in North America and is returning slowly following the COVID-19 induced shutdowns in Latin America. In the rest of the world, recovery may take longer.

In this still uncertain environment, we anticipate a gradual recovery in sales and margins, excluding severance charges, through the fourth quarter of 2020 and into 2021, and to maintain a positive free cash flow.

Analysis of 2020 Third Quarter Results

Tubes Sales volume (thousand metric tons)	3Q 2020	2Q 2020		3Q 2019
Seamless	383	446	(14%)	645	(41%)
Welded	99	108	(9%)	150	(34%)
Total	482	554	(13%)	796	(39%)

Tubes	3Q 2020	2Q 2020		3Q 2019
(Net sales - $ million)
North America	353	485	(27%)	772	(54%)
South America	131	145	(10%)	308	(57%)
Europe	126	169	(25%)	136	(7%)
Middle East & Africa	262	308	(15%)	369	(29%)
Asia Pacific	75	83	(9%)	77	(3%)
Total net sales ($ million)	946	1,190	(20%)	1,661	(43%)
Operating (loss) income ($ million)	(66)	(75)	12%	163	(140%)
Operating margin (% of sales)	(6.9%)	(6.3%)		9.8%

Net sales of tubular products and services decreased 20% sequentially and 43% year on year. The sequential decrease reflects a 13% decrease in volumes and a 9% decrease in average selling prices due to a poorer mix of products sold than in the previous quarter. In North America our sales decreased reflecting the decline in drilling activity, particularly in the United States onshore market. In South America, sales declined mainly due to lower sales in Brazil. In Europe sales declined reflecting lower sales of OCTG, mechanical and line pipe products. In the Middle East and Africa sales decreased as lower sales to the Caspian and of line pipe to offshore projects in Africa were partially compensated by higher sales in Saudi Arabia. In Asia Pacific our sales declined mainly due to lower sales in Indonesia.

Operating result from tubular products and services, amounted to a loss of $66 million in the third quarter of 2020, compared to a loss of $75 million in the previous quarter and a gain of $163 million in the third quarter of 2019. During the quarter leaving indemnities in the Tubes segment amounted to $27 million and were $24 million lower than the previous quarter. On the other hand, we recorded a $28 million higher depreciation and amortization charge mainly related to the accelerated depreciation of the Prudential facility after the decision to close it and consolidate our Canadian pipe manufacturing operations at our facility in Sault Ste. Marie, Ontario. Excluding these one-off effects, the improvement in our operating result reflects a better industrial performance and the progress we are making with our structural cost reduction plans.

Others	3Q 2020	2Q 2020		3Q 2019
Net sales ($ million)	66	51	29%	102	(35%)
Operating (loss) income ($ million)	(5)	(15)	70%	24	(119%)
Operating margin (% of sales)	(6.9%)	(29.5%)		23.6%

Net sales of other products and services increased 29% sequentially but declined 35% year on year. The increase in sales was mainly related to sucker rods and excess energy.

Selling, general and administrative expenses, or SG&A, amounted to $234 million, or 23.1% of net sales in the third quarter of 2020, compared to $286 million, 23.0% in the previous quarter and $333 million, 18.9% in the third quarter of 2019. Sequentially the reduction in SG&A expenses was mainly due to lower selling expenses in line with the evolution of shipments, lower general expenses and severance charges.

Financial results amounted to a loss of $15 million in the third quarter of 2020, compared to a loss of $14 million in the previous quarter and a gain of $8 million in the third quarter of 2019. The loss of the quarter corresponds mainly to a $13 million FX charge, mainly due to the Euro appreciation on Euro denominated intercompany liabilities, largely compensated by changes to our currency translation adjustment reserve in equity.

Equity in earnings of non-consolidated companies generated a gain of $21 million in the third quarter of 2020, compared to $4 million in the previous quarter and $13 million in the third quarter of 2019. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Techgen.

Income tax was a gain of $28 million in the third quarter of 2020, compared to $49 million gain in the previous quarter and $108 million charge in the third quarter of 2019. The lower gain in the quarter corresponds mainly to lower operating losses.

Cash Flow and Liquidity of 2020 Third Quarter

Net cash provided by operating activities during the third quarter of 2020 was $417 million, compared to $448 million in the previous quarter and $374 million in the third quarter of last year. During the third quarter of 2020 the operating cash flow includes $334 million from the reduction in working capital.

Free cash flow during the quarter amounted to $376 million (37% of revenues) after capital expenditures of $42 million and our net cash position increased to $1.1 billion at September 30, 2020, from $670 million at June 30, 2020.

Analysis of 2020 First Nine Months Results

	9M 2020	9M 2019	Increase/(Decrease)
Net sales ($ million)	4,016	5,554	(28%)
Operating (loss) income ($ million)	(670)	681	(199%)
Net (loss) income ($ million)	(752)	583	(229%)
Shareholders’ net (loss) income ($ million)	(741)	591	(225%)
(Losses) earnings per ADS ($)	(1.26)	1.00	(225%)
(Losses) earnings per share ($)	(0.63)	0.50	(225%)
EBITDA* ($ million)	446	1,082	(59%)
EBITDA margin (% of net sales)	11.1%	19.5%

*EBITDA is defined as operating (loss) income plus depreciation, amortization and impairment charges / (reversals). EBITDA includes severance charges of $105 million in 9M 2020. If these charges were not included EBITDA would have been $551 million (13.7%) in 9M 2020.

Tubes Sales volume (thousand metric tons)	9M 2020	9M 2019	Increase/(Decrease)
Seamless	1,495	1,959	(24%)
Welded	377	507	(26%)
Total	1,871	2,467	(24%)

Tubes	9M 2020	9M 2019	Increase/(Decrease)
(Net sales - $ million)
North America	1,717	2,528	(32%)
South America	501	975	(49%)
Europe	429	488	(12%)
Middle East & Africa	900	985	(9%)
Asia Pacific	247	263	(6%)
Total net sales ($ million)	3,794	5,239	(28%)
Operating (loss) income ($ million)	(619)	618	(200%)
Operating margin (% of sales)	(16.3%)	11.8%

Net sales of tubular products and services decreased 28% to $3,794 million in the first nine months of 2020, compared to $5,239 million in the first nine months of 2019 due to a reduction in volumes of 24% and a 5% decrease in average selling prices. Sales decrease in all regions and particularly steep in North and South America where drilling activity in average declined 48% compared to the first nine months of 2019. In the rest of the world the rig count declined 15% year on year.

Operating income from tubular products and services amounted to a loss of $619 million in the first nine months of 2020 compared to a gain of $618 million in the first nine months of 2019. In addition to the decline in sales following the drop in drilling activity, our results were negatively impacted by lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization between March and September 2020. Additionally, Tubes operating income in the first nine months of 2020 was affected by $102 million of severance charges and by an impairment charge of $582 million, reflecting the difficult business conditions generated by COVID-19 pandemic, with the collapse in oil demand and prices and the impact on drilling activity and on the demand for steel pipe products.

Others	9M 2020	9M 2019	Increase/(Decrease)
Net sales ($ million)	222	315	(29%)
Operating (loss) income ($ million)	(51)	63	(181%)
Operating margin (% of sales)	(23.1%)	20.1%

Net sales of other products and services decreased 29% to $222 million in the first nine months of 2020, compared to $315 million in the first nine months of 2019, mainly due to lower sales of sucker rods.

SG&A amounted to $877 million in the first nine months of 2020, representing 21.8% of sales, and $1,017 million in the first nine months of 2019, representing 18.3% of sales. During the first nine months of 2020 SG&A includes $45 million of leaving indemnities.

Financial results amounted to a loss of $51 million in the first nine months of 2020 compared to a gain of $26 million in the same period of 2019. The loss in the year to date 2020 corresonds to a net finance cost reflecting a lower net cash position and lower yields on the position and $38 million FX loss net of derivative results, mainly due to the results of the Brazilian Real drepreciation and the Euro appreciation, which to a large extent are offset by changes to our currency translation reserve.

Equity in earnings of non-consolidated companies generated a gain of $27 million in the first nine months of 2020, compared to a gain of $69 million in the first nine months of 2019. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Techgen.

Income tax amounted to a charge of $58 million in the first nine months of 2020, compared to $193 million in the first nine months of 2019. The lower charge in the year to date 2020 is explained by deferred tax gains arising from operating losses in the last two quarters.

Cash Flow and Liquidity of 2020 First Nine Months

Net cash provided by operations during the first nine months of 2020 was $1,381 million (including $1,097 million working capital reduction), compared to $1,264 million ( including $503 million working capital reduction) in the same period of 2019.

Capital expenditures amounted to $155 million in the first nine months of 2020, 42% lower than the $270 million invested in the same period of 2019.

Free cash flow amounted to $1,226 million (31% of revenues) in the first nine months of 2020, compared to $994 million (18%) in the same period of 2019.

Our financial position at September 30, 2020 amounted to a net cash position of $1.1 billion ($1.8 billion of liquid assets less $0.7 billion of debt), after having paid $1.0 billion for the acquisition of IPSCO in January 2020.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on November 5, 2020, at 10:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489 1502 Internationally. The access number is “2889855”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at ir.tenaris.com/events-and-presentations.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 1.00 pm ET on November 5 through 1:00 pm ET on November 13, 2020. To access the replay by phone, please dial +1 855 859 2056 or +1 404 537 3406 and enter passcode “2889855” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at http://ir.tenaris.com/

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Continuing operations	Unaudited		Unaudited
Net sales	1,012,750	1,763,783	4,016,106	5,553,507
Cost of sales	(855,873)	(1,248,691)	(3,191,860)	(3,863,309)
Gross profit	156,877	515,092	824,246	1,690,198
Selling, general and administrative expenses	(234,081)	(333,111)	(877,090)	(1,017,085)
Impairment charge	-	-	(622,402)	-
Other operating income (expense), net	6,888	5,139	4,790	7,511
Operating (loss) income	(70,316)	187,120	(670,456)	680,624
Finance Income	4,904	13,015	10,573	36,212
Finance Cost	(6,567)	(13,454)	(22,427)	(31,723)
Other financial results	(13,377)	8,340	(39,013)	21,670
(Loss) income before equity in earnings of non-consolidated companies and income tax	(85,356)	195,021	(721,323)	706,783
Equity in earnings of non-consolidated companies	21,144	13,235	27,439	68,659
(Loss) income before income tax	(64,212)	208,256	(693,884)	775,442
Income tax	28,328	(107,741)	(58,039)	(192,639)
(Loss) income for the period	(35,884)	100,515	(751,923)	582,803

Attributable to:
Owners of the parent	(32,946)	106,548	(740,975)	590,913
Non-controlling interests	(2,938)	(6,033)	(10,948)	(8,110)
	(35,884)	100,515	(751,923)	582,803

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2020		At December 31, 2019
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,273,586		6,090,017
Intangible assets, net	1,444,648		1,561,559
Right-of-use assets, net	261,284		233,126
Investments in non-consolidated companies	872,234		879,965
Other investments	178,115		24,934
Deferred tax assets	310,949		225,680
Receivables, net	150,597	9,491,413	157,103	9,172,384
Current assets
Inventories, net	1,621,644		2,265,880
Receivables and prepayments, net	84,008		104,575
Current tax assets	122,917		167,388
Trade receivables, net	910,006		1,348,160
Derivative financial instruments	6,617		19,929
Other investments	620,510		210,376
Cash and cash equivalents	1,005,152	4,370,854	1,554,299	5,670,607
Total assets		13,862,267		14,842,991
EQUITY
Capital and reserves attributable to owners of the parent		11,182,057		11,988,958
Non-controlling interests		185,228		197,414
Total equity		11,367,285		12,186,372
LIABILITIES
Non-current liabilities
Borrowings	304,260		40,880
Lease liabilities	219,996		192,318
Deferred tax liabilities	424,365		336,982
Other liabilities	239,911		251,383
Provisions	75,810	1,264,342	54,599	876,162
Current liabilities
Borrowings	401,374		781,272
Lease liabilities	47,556		37,849
Derivative financial instruments	14,542		1,814
Current tax liabilities	91,481		127,625
Other liabilities	229,980		176,264
Provisions	12,879		17,017
Customer advances	68,833		82,729
Trade payables	363,995	1,230,640	555,887	1,780,457
Total liabilities		2,494,982		2,656,619
Total equity and liabilities		13,862,267		14,842,991

Consolidated Condensed Interim Statement of Cash Flow

	Three-month period ended September 30,		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2020	2019	2020	2019
Cash flows from operating activities	Unaudited		Unaudited

(Loss) income for the period	(35,884)	100,515	(751,923)	582,803
Adjustments for:
Depreciation and amortization	177,602	134,624	493,782	401,179
Impairment charge	-	-	622,402	-
Income tax accruals less payments	(55,288)	9,015	(57,583)	(145,404)
Equity in earnings of non-consolidated companies	(21,144)	(13,235)	(27,439)	(68,659)
Interest accruals less payments, net	171	(3,411)	1,542	(3,706)
Changes in provisions	1,798	(3,182)	(9,983)	(2,208)
Changes in working capital	334,169	157,313	1,097,209	503,358
Currency translation adjustment and others	15,848	(7,889)	12,922	(3,696)
Net cash provided by operating activities	417,272	373,750	1,380,929	1,263,667

Cash flows from investing activities
Capital expenditures	(41,571)	(86,643)	(155,156)	(269,707)
Changes in advance to suppliers of property, plant and equipment	709	1,149	826	3,185
Acquisition of subsidiaries, net of cash acquired	38,481	-	(1,025,367)	(132,845)
Additions to associated companies	-	(9,800)	-	(9,800)
Repayment of loan by non-consolidated companies	-	-	-	40,470
Proceeds from disposal of property, plant and equipment and intangible assets	10,519	437	11,684	1,173
Dividends received from non-consolidated companies	-	-	278	28,974
Changes in investments in securities	(307,789)	24,463	(563,228)	254,369
Net cash (used in) investing activities	(299,651)	(70,394)	(1,730,963)	(84,181)

Cash flows from financing activities
Dividends paid	-	-	-	(330,550)
Dividends paid to non-controlling interest in subsidiaries	-	(1,200)	-	(1,872)
Changes in non-controlling interests	-	-	2	1
Payments of lease liabilities	(10,870)	(9,388)	(35,813)	(28,835)
Proceeds from borrowings	116,104	387,000	558,352	1,031,716
Repayments of borrowings	(127,031)	(320,743)	(698,153)	(733,837)
Net cash (used in) provided by financing activities	(21,797)	55,669	(175,612)	(63,377)

Increase (decrease) in cash and cash equivalents	95,824	359,025	(525,646)	1,116,109
Movement in cash and cash equivalents
At the beginning of the period	910,898	1,183,017	1,554,275	426,717
Effect of exchange rate changes	(2,324)	(6,513)	(24,231)	(7,297)
Increase (decrease) in cash and cash equivalents	95,824	359,025	(525,646)	1,116,109
	1,004,398	1,535,529	1,004,398	1,535,529

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Operating (loss) income	(70,316)	187,120	(670,456)	680,624
Depreciation and amortization	177,602	134,624	493,782	401,179
Impairment	-	-	622,402	-
EBITDA	107,286	321,744	445,728	1,081,803

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Net cash provided by operating activities	417,272	373,750	1,380,929	1,263,667
Capital expenditures	(41,571)	(86,643)	(155,156)	(269,707)
Free cash flow	375,701	287,107	1,225,773	993,960

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

(all amounts in thousands of U.S. dollars)	At September 30,
	2020	2019
Cash and cash equivalents	1,005,152	1,537,005
Other current investments	620,510	322,763
Non-current investments	167,409	38,678
Derivatives hedging borrowings and investments	(7,673)	(11,492)
Current borrowings	(401,374)	(873,822)
Non-current borrowings	(304,260)	(49,050)
Net cash / (debt)	1,079,764	964,082